UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65752 / November 16, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14588

In the Matter of **ACS Acquisition Corp.,** **American Radio Empire, Inc.,** **American Resources & Development Co.,** **Aviation General, Inc.,** **The Bombay Company, Inc., and** **Brodie Exploration Corp.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO THE BOMBAY COMPANY, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by The Bombay Company, Inc. ("The Bombay Company" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on October 14, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to The Bombay Company, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   The Bombay Company (CIK No. 96287) is a void Delaware corporation located in Fort Worth, Texas. At all times relevant to this proceeding, the securities of The Bombay Company have been registered under Exchange Act Section 12(g). On September 20, 2007, The Bombay Company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Texas, and the case was still pending as of June 23, 2011. Pursuant to the plan of liquidation confirmed by the Bankruptcy Court on August 21, 2008, the company's common stock has been cancelled and its assets have been liquidated.

     2.   The Bombay Company has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended May 5, 2007.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                    Elizabeth M. Murphy
                    Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.